UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42638

OMS Energy Technologies Inc.

(Translation of registrant’s name into English)

10 Gul Circle
Singapore 629566

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒         Form 40-F ☐

This Report on Form 6-K is furnished to the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

INFORMATION CONTAINED IN THIS REPORT

As previously disclosed in OMS Energy Technologies Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended March 31, 2025, the Zakat, Tax and Customs Authority of Saudi Arabia (“ZATCA”) assessed an additional tax liability of approximately US$2.3 million for the year ended March 31, 2017 (the “Assessment”) on the Company’s wholly-owned subsidiary, OMS Oilfield Services Arabia Limited (“OMSA”), on July 21, 2022. The Company paid the Assessment under protest in June 2024 in order to benefit from ZATCA’s tax amnesty program with respect to late payment penalties, while continuing to dispute the Assessment through the objection process.

The Company subsequently appealed the Assessment to the competent appeal committee in Saudi Arabia (the “Appeal Committee”).

On December 23, 2025, the Appeal Committee issued its decision in favor of the Company with respect to the Assessment, and the Company expects that the tax amount of approximately US$2.3 million previously paid under protest will be returned to the Company. The Company will continue to monitor the matter and will provide further updates as appropriate.

The Company does not expect this matter to have a material adverse effect on its business, financial condition or results of operations.

Forward-Looking Statements

This Current Report contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. All statements other than statements of historical facts included in this Current Report are forward-looking statements. Forward-looking statements include, but are not limited to, express or implied statements regarding expectations, hopes, beliefs, intentions or strategies of the Company regarding the future including, without limitation, express or implied statements regarding: the expected completion of the Private Placement, the potential full exercise of the Purchaser Warrants and the additional proceeds therefrom. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the Company’s current beliefs, expectations and assumptions regarding the future of its business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. Forward-looking statements are based on current expectations and assumptions that, while considered reasonable are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. The Company’s actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risks and uncertainties described in the Company’s annual report on Form 20-F for the year ended March 31, 2025, filed with the U.S. Securities and Exchange Commission (the “Commission”) on July 25, 2025, and the Company’s other filings with the Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OMS Energy Technologies Inc.

Date: February 2, 2026	By:	/s/ How Meng Hock
	Name:	How Meng Hock
	Title:	Chairman, Chief Executive Officer and Executive Director

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